FILED BY BLACKROCK, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14a-12
                                       UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                            SUBJECT COMPANY: NEW BLACKROCK, INC.
                                                  COMMISSION FILE NO. 333-134916



                             BlackRock Webcasting

Merger Update 2 with Barbara Novick
Recorded: June 6, 2006

Disclosures for Opt-in Page:
This presentation is not intended to provide investment advice. Nothing herein should be construed as a solicitation or a recommendation to buy or sell securities or other investments. You should assess your own investment needs based on your individual financial circumstances and investment objectives.

BlackRock does not guarantee the accuracy or completeness of this information. This report was posted on [insert date] and has not been updated since then. It may not reflect the current views of the featured speaker and may not reflect recent market activity. International investing involves certain risks such as currency fluctuations, economic and political instability and potential foreign taxation. These risks are heightened for investments in emerging market countries.

Before investing in BlackRock Funds you should consider the investment objectives, risks, charges and expenses of each Fund carefully. The prospectus contains this and other information about the Fund(s) and is available by calling 1-800-882-0052. You may also obtain a prospectus from:

BlackRock Distributors, Inc.
760 Moore Road
King of Prussia, PA 19406

Please read the prospectus carefully before you invest or send money.


FORWARD LOOKING STATEMENTS


This communication, and other statements that BlackRock may make, including statements about the benefits of the transaction with Merrill Lynch, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock's future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions.


BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.

Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. In addition to factors previously disclosed in BlackRock's Securities and Exchange Commission (SEC) reports and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the ability of BlackRock to complete the transaction with Merrill Lynch; (2) BlackRock's ability to successfully integrate the MLIM business with its existing business; (3) the ability of BlackRock to effectively manage the former MLIM assets along with its historical assets under management; (4) the relative and absolute investment performance of BlackRock's investment products, including its separately-managed accounts and the former MLIM business; and (5) BlackRock's success in maintaining distribution of its products.


BlackRock's Annual Reports on Form 10-K and BlackRock's subsequent reports filed with the SEC, accessible on the SEC's website at http://www.sec.gov and on BlackRock's website at http://www.blackrock.com, discuss these factors in more detail and identify additional factors that can affect forward-looking statements. The information contained on our website is not a part of this press release.


ADDITIONAL INFORMATION AND WHERE TO FIND IT


BlackRock intends to file with the Securities and Exchange Commission a Registration Statement on Form S-4, which will contain a proxy statement/prospectus, in connection with the proposed transaction. The proxy statement/prospectus will be mailed to the stockholders of BlackRock. STOCKHOLDERS OF BLACKROCK ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Such proxy statement/prospectus (when available) and other relevant documents may also be obtained, free of charge, on the Securities and Exchange Commission's website (http://www.sec.gov) or by contacting our Secretary, BlackRock, Inc., 40 East 52nd Street, New York, New York 10022.


PARTICIPANTS IN THE SOLICITATION


BlackRock and certain persons may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. The participants in such solicitation may include BlackRock's executive officers and directors. Further information regarding persons who may be deemed participants will be available in BlackRock's proxy statement/ prospectus to be filed with the Securities and Exchange Commission in connection with the transaction.

Hello. I'm Barbara Novick. In February, BlackRock and Merrill Lynch Investment Managers announced plans to combine into a single asset management firm. This transaction brings together two strong asset managers to create a single company focused on managing over $1 trillion in client assets.

Today I'd like to provide you with an update on the progress we've made in preparation for integrating these two companies.

First, I'd like to share with you the business model for the combined firm. Since BlackRock will be managing multiple products across asset classes and will have clients and investment centers around the world, we are taking a three-dimensional approach to managing the organization. The three dimensions are:
         Functional,
         Product, and
         Regional

The FUNCTIONAL dimension looks at our operations by specific task, such as portfolio management, account management, or operations. The PRODUCT dimension brings together the cross-disciplinary needs of managing client assets in each asset class. Finally, the REGIONAL aspect of our model provides recognition to the importance of local regulatory issues and clients' needs globally.

Distinct but interconnected, these factors work together to inform all of our business decisions. With our three-dimensional approach to managing the organization, we expect to:

     o    Ensure consistency on a global basis
     o Allow for the tailoring of products and services according to client or local needs
     o    Promote teamwork among our employees worldwide
     o    And facilitate operational integrity and efficiency

We think this approach is vital. Especially in light of the size, scope and expanded global perspective of BlackRock.

We will maintain 12 investment centers worldwide, located in the US, the UK, Japan and Australia. We will have marketing and client service offices in 35 cities, in addition to regional wholesalers. All in an attempt to bring client service closer to the clients. In addition, we will have local resources dedicated to operations, administration, compliance, finance, human resources and technology.

On the product side, we are able to offer both separate accounts and commingled funds in many strategies. We are fortunate to have extensive fund offerings registered in domiciles around the world, allowing investors to benefit from our expertise and innovative investment solutions regardless of their location or the size of their investment.

Now, let me spend a moment discussing our investment platforms.

Let's begin with EQUITIES. Bob Doll, who is currently President of MLIM and Global Chief Investment Officer, will become a Vice Chairman and the Global CIO for Equities at BlackRock. Quintin Price, who is currently CIO for the equity products managed by MLIM outside of the US, will continue in this role.

BlackRock and Merrill Lynch share similar business philosophies in managing equity portfolios. Each firm puts an emphasis on accountability for investment results combined with control of resources for the team responsible for managing the assets. In the combined firm, we will maintain distinct teams for managing various products across capitalizations, styles and geographies. Our equity investment philosophy will continue to emphasize the integration of our research and fund management teams, with both working together to drive performance. These groups will share investment ideas and take a common view of risk management and portfolio attribution. In addition, each of these teams will benefit from a shared technology platform as well as a global equity trading network, and extensive resources in our Risk and Quantitative Analysis Group.

Our global FIXED INCOME team will continue to be led by Keith Anderson and Scott Amero. Keith, who is currently a Vice Chairman and Global CIO for fixed income at BlackRock, will continue in this position. Likewise, Scott Amero will continue to co-head fixed income. Keith is a founder of BlackRock, and Scott has been a key member and a leader of this team for over sixteen years.

Our business philosophy in fixed income has emphasized one integrated team globally. In order to facilitate the sharing of ideas, we have developed a proprietary technology platform. Today, BlackRock Solutions is the industry standard for straight-through processing, a shared research database, and extensive risk management tools. BlackRock Solutions is used by many institutional investors for the management of over $3.5 trillion. These tools are already being installed at MLIM and in the combined firm, we intend to manage all of our fixed income portfolios on this platform.

In both Equity and Fixed Income, we will offer a wide range of products reflecting the needs and preferences of different clients. For example, we will have global equity and global fixed income portfolios....AND, we will manage bond portfolios in US Dollar, Sterling, Euro, Yen, and Aussie Dollar. Likewise, we will manage portfolios with strategies specific to US equities, UK equities, European equities, Japan equities, and Australian equities. Finally, we will offer strategies tailored to taxable versus tax-exempt investors, and we will offer strategies with various alpha targets.

We consider LIQUIDITY an important investment discipline which requires a different skill set than other fixed income portfolios. As a result, we have an extensive team dedicated to managing liquidity portfolios. Rich Hoerner and Chris Stavrakos will share oversight for the management of liquidity portfolios including US Taxable, US Tax-Exempt, Sterling and Euro in the combined organization. Rich and Chris each have extensive experience managing liquidity portfolios. Rich has been at BlackRock and its predecessor company for over 20 years. Likewise, Chris joined BlackRock recently from Mellon Capital where he also had over 20 years experience managing liquidity portfolios. As with fixed income, BlackRock Solutions platform is used to leverage our professionals with state-of-the-art technology tools.

Both BlackRock and MLIM offer a series of investments in non-traditional asset classes. These include:

         Real Estate Equity,
         Real Estate Debt,
         Hedge Fund of Funds,
         Single Strategy Hedge Funds,
         Private Equity Fund of Funds,
         CBOs/CLOs, and
         Portable Alpha Strategies

Ralph Schlosstein, who is the President of BlackRock, has oversight of these investment areas at BlackRock. In the combined organization, he will continue to provide this oversight on an expanded platform. Importantly, each of these teams and strategies is integrated into BlackRock.

We remain very excited about the combination of BlackRock and Merrill Lynch Investment Managers. We are looking forward to providing our clients worldwide with unparalleled products, services and solutions to help their businesses grow.

We'll keep you posted on our progress throughout the summer. As always, on behalf of everyone at BlackRock, thank you for investing with us.